Exhibit 1.01

Conflict Minerals Report

For Year Ended December 31, 2024

Introduction & Summary

Company Overview
This report has been prepared by the management of Arhaus, Inc. (herein referred to as the “Company,” “Arhaus,” “we,” “us,” or “our”). The information includes the activities of all of our wholly-owned subsidiaries.

Arhaus designs and sells a large portfolio of products. Founded in 1986, Arhaus is a growing lifestyle brand and omni-channel retailer of artisan-crafted home furnishings. We were founded on a simple idea: furniture should be responsibly sourced, lovingly made and built to last. Today, we partner with artisans around the world who share our vision, creating beautiful, premium and heirloom quality home furnishings that clients can use for generations.

Introduction
For the 2024 calendar year, Arhaus determined that tin, tungsten, tantalum, and/or gold (“3TGs”) were necessary to the functionality or production of its products that were manufactured or contracted to be manufactured. Therefore, Arhaus conducted a reasonable country of origin inquiry in good faith to determine whether any of the 3TGs in its products originated from Conflict-Affected and High-Risk Areas (“CAHRAs”), such as the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively referred to as the “Covered Countries”).

Based on the country of origin data, Arhaus believes its products could contain 3TGs that may have originated in the Covered Countries and, therefore, in accordance with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (from here on referred to “Section 1502 of the Dodd-Frank Act” or “the Rule”), due diligence was performed on the source and chain of custody of the 3TGs in question to determine whether its products are “conflict free or responsibly sourced.”

The Company's due diligence measures were informed by the internationally recognized due diligence framework of the Organization for Economic Co-Operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for gold, tin, tantalum, and tungsten (the “OECD Guidance”).

Conflict Minerals Program & Policy
The Company has actively engaged with its suppliers with respect to the use of conflict minerals. In our Standards for Suppliers/Code of Conduct, Arhaus adopted a conflict minerals policy articulating the conflict minerals supply chain due diligence process and the Company’s commitments to reporting obligations regarding conflict minerals.

Description of Products
Our furniture product offerings are comprised of bedroom, dining room, living room and home office furnishings and include sofas, dining tables and chairs, accent chairs, console and coffee tables, beds, headboards, dressers, desks, bookcases and modular storage, among many more items. Our outdoor product offerings include outdoor dining tables, chairs, chaises and other furniture, lighting, textiles, décor, umbrellas and fire pits. Our lighting product offerings consist of a variety of distinct and artistic lighting fixtures, including chandeliers, pendants, table and floor lamps, and sconces. Our textile product offerings include handcrafted indoor and outdoor rugs, bed linens, and pillows and throws. Décor ranges from wall art to mirrors, vases to candles, and many other decorative accessories.

Reasonable Country of Origin Inquiry
To determine whether necessary 3TGs in products originated in Conflict-Affected and High-Risk Areas, Arhaus retained Assent Inc. (“Assent”), a third-party service provider, to assist in reviewing the supply chain and identifying risks. The Company provided a list composed of suppliers who accounted for more than $1,000 of landed receipts to Arhaus in the calendar year 2024 (“in-scope suppliers”) to Assent for upload to the Assent Compliance Manager.

To trace materials, and demonstrate transparency procured by the supply chain, Arhaus utilized the Conflict Minerals Reporting Template (“CMRT”) Version 6.4 or 6.31 to conduct a survey of all in-scope suppliers.

During the supplier survey, the Company contacted suppliers via the Assent Compliance Manager, a software-as-a-service (“SaaS”) platform provided by Assent that enables users to complete and track supplier communications and allows suppliers to upload completed CMRTs directly to the platform for validation, assessment and management. The Assent Compliance Manager also provides functionality that meets the OECD Guidance process expectations by evaluating the quality of each supplier response and assigning a health score based on the supplier’s declaration of process engagement. Additionally, the metrics provided in this report, as well as the step-by-step process for supplier engagement and upstream due diligence investigations, are managed through this platform.

As of April 3, 2025, there were 310 suppliers in scope of the conflict minerals program and 254 provided a completed CMRT. Arhaus’ total response rate for this reporting year was 81.94%. These metrics are summarized in the table below.

Reporting year	Suppliers in scope	% Responded
2023	285	71.23
2024	310	81.94

Through reasonable due diligence practices, Arhaus was able to take advantage of a broader set of country-of-origin data to complement efforts in establishing transparency in the supply chain.

Due Diligence
Design of Due Diligence
Arhaus’ due diligence measures were informed by the framework in the OECD Guidance and the related supplements. The program aligns with the five steps for due diligence that are described by the OECD Guidance and the Company continues to evaluate market expectations for data collection and reporting to achieve continuous improvement opportunities.

Due diligence requires the Company’s necessary reliance on data provided by direct suppliers and third-party audit programs initiated by suppliers and/or smelters. There is a risk of incomplete or inaccurate data as the process cannot be fully owned by the Company. However, through active risk identification, and risk assessment, as well as continued outreach and process validation, the Company believes risk gaps can be mitigated.

Due Diligence Performed
1) Establish Strong Company Management Systems
Internal Compliance Team

Arhaus established a cross-functional Conflict Minerals Compliance Team led by the Vice President of Corporate Responsibility. The Conflict Minerals Compliance Team is responsible for implementing the conflict minerals compliance strategy and briefing senior management about the results of these due diligence efforts.

The Company also uses a third-party service provider, Assent, to assist with evaluating supply chain information regarding 3TGs, identifying potential risks, and developing and implementing additional due diligence steps that the Company plans to undertake with suppliers and/or respective stakeholders in regards to conflict minerals.

The Company leverages Assent’s Managed Services in order to work with dedicated program specialists who support Arhaus’ conflict minerals program. The Company communicates regularly with the Assent team in order to receive updates on program status. Each member of Assent’s Customer Success team is trained in conflict minerals compliance and understands the intricacies of reporting templates such as CMRT and CMRs, as well as Section 1502 of the Dodd-Frank Act.

Control Systems

As outlined in its Standards for Suppliers/Code of Conduct, the Company expects that our Suppliers be committed to responsible sourcing. We expect all Suppliers manufacturing our products to partner with us to conduct necessary due diligence and provide appropriate information in order to facilitate our compliance with the conflict minerals law. Arhaus’ Standards for Suppliers/Code of Conduct applies to, and is provided to, all direct suppliers. These Standards contain, among other things, our expectations regarding the collection and provision of relevant information, onsite monitoring and assessments, transparency and traceability. As a part of Arhaus’ commitment to continuous improvement in our supply chain, it reserves the right to take corrective action, up to and including termination of the relationship.

Supplier Engagement

Arhaus has a strong relationship with Tier 1 direct suppliers. As an extremely important part of the supply chain, Arhaus has leveraged processes and educational opportunities in order to ensure non-English speaking suppliers have access to a free platform to upload their CMRTs, help desk support, and other multilingual resources. Arhaus’ suppliers are able to leverage Assent’s team of supplier support specialists to ensure they receive appropriate support and understand how to properly complete a CMRT. Suppliers are provided guidance in their native language, if needed.

The Company engages with buying agents and suppliers directly to request a valid (free of validated errors) CMRT for the products that they supply to the Company. With respect to the OECD requirement to strengthen engagement with suppliers, the Company has developed an internal procedure that includes a supplier risk identification process that may lead to further steps of supplier engagement in the form of escalations, such as in-person meetings and/or corrective actions. Feedback from this engagement process has allowed the Company to oversee improvements in supplier responses and supplier compliance for this initiative.

Additionally, the Company’s Standards for Suppliers/Code of Conduct is included as an exhibit in supplier contracts, outlining Arhaus’ expectation that suppliers will conduct the necessary due diligence and provide appropriate information in order to facilitate compliance with conflict minerals regulations.

The Company continues to place an emphasis on conflict minerals related supplier education and training. To accomplish this, Assent’s online resources are leveraged, and all in-scope suppliers have been provided with access to their library of conflict minerals training and support resources. Also, Assent’s automated feedback process that notifies suppliers of risks associated with their CMRT submission serves to educate suppliers of certain conflict minerals’ risks.

The Company believes that the combination of the Standards for Suppliers/Code of Conduct and direct engagement with suppliers for conflict minerals training and support constitute a strong supplier engagement program.

Grievance Mechanisms

The Company established grievance mechanisms whereby suppliers can report violations of Arhaus’ policies, including conflict minerals. Suppliers and others outside of Arhaus may contact the Conflict Minerals Team to report grievances via a dedicated email address that is provided in communications with suppliers. Violations or grievances at the industry level can be reported to the Responsible Materials Initiative (“RMI”) directly as well.

Maintain Records

The Company has adopted a policy to retain relevant documentation for a period of five years.

2) Identifying & Assessing Risk in the Supply Chain

Supplier Risk Evaluation

Risks associated with Tier 1 suppliers’ due diligence processes were assessed by their declaration responses on a CMRT, which the Assent Compliance Manager identifies automatically based on established criteria. These risks are addressed by Assent staff and members of the Company’s internal Conflict Minerals Team, who engage with suppliers to gather pertinent data and ask for corrective actions if needed, performing an overall assessment of the supplier’s conformity status, which is referred to as “conflict minerals status.”

Risks at the supplier level may include non-responsive suppliers or incomplete CMRTs. In cases where a company-level CMRT (such as when a company declares there are no 3TGs in any of its products) is submitted, Arhaus is unable to determine if all of the specified smelters/refiners were used for 3TGs in the products supplied to the Company.

Assent’s supplier risk assessment (flagging suppliers’ risk as high, medium, low) can identify problematic suppliers in a company’s supply chain. The risk assessment is derived from the smelter validation process, which establishes risk at the smelter level via an analysis that takes into account multiple conflict minerals factors.

Smelter/Refiners Risk Evaluation

Other supply chain risks were identified by assessing the due diligence practices and audit status of smelters/refiners identified in the supply chain by upstream suppliers that listed mineral processing facilities on their CMRT declarations. Assent’s Smelter validation program compared listed facilities to the list of smelters/refiners consolidated by the RMI to ensure that the facilities met the recognized definition of a 3TGs processing facility that was operational during the 2024 calendar year.

Assent determined if the smelter had been audited against a standard in conformance with the OECD Guidance, such as the Responsible Minerals Assurance Process (“RMAP”). Arhaus does not have a direct relationship with smelters/refiners, and does not perform direct audits of these entities within their pre-supply chain. Smelters that are conformant to RMAP audit standards are considered to have their sourcing validated as “conflict free or responsibly sourced.” In cases where the smelter/refiner’s due diligence practices have not been audited against the RMAP standard or they are considered non-conformant by RMAP, further due diligence steps are followed to notify suppliers reporting these facilities. Smelters/refiners are actively monitored to proactively identify other risks pertaining to conflict minerals.

Each facility that meets the definition of a smelter or refiner of a 3TG mineral is assessed according to red-flag indicators defined in the OECD Guidance. Assent uses numerous factors to determine the level of risk that each smelter poses to the supply chain by identifying red flags. These factors include:

•Geographic proximity to Conflict-Affected and High-Risk Areas.
•Known mineral source country of origin.
•RMAP audit status.
•Credible evidence of unethical or conflict sourcing.
•Peer assessments conducted by credible third-party sources.
•Sanctions risks.

Risk mitigation activities are initiated whenever a supplier’s CMRT reports facilities of concern. Through Assent, suppliers with submissions that included any smelters of concern were provided with feedback instructing suppliers to take their own independent risk mitigation actions. Examples include the submission of a product-specific CMRT to better identify the connection to products that they supply to Arhaus. Additional escalation may have been necessary to address any continued sourcing from these smelters of concern. In addition, suppliers are guided to the educational materials on mitigating the risks identified through the data collection process.

Suppliers are also evaluated on program strength, which assists in making key risk mitigation decisions as the program progresses. The criteria used to evaluate the strength of the program is based on certain questions in the CMRT related to the suppliers’ conflict minerals practices and policies.

3) Design & Implement A Strategy to Respond to Risks

Together with Assent, Arhaus developed processes to assess risks in the supply chain through which the conflict minerals program is implemented, managed, and monitored. As the program progresses, escalations will be sent to non-responsive suppliers to outline the importance of a response via CMRTs and to outline the required cooperation for compliance to the conflict minerals rules and the Company’s expectations.

Feedback on supplier CMRT submissions, including initial data validation and smelter due diligence, is given directly to suppliers and educational resources are provided to assist suppliers in corrective action methods or to improve their internal programs. In cases where suppliers are continuously non-responsive or are not committed to corrective action plans, the Company will assess if replacing that supplier is feasible. The results of the program and risk assessment are shared with the relevant business units and the Arhaus Leadership Team to ensure transparency within the Company.

4) Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Arhaus does not have a direct relationship with any 3TG smelters/refiners and does not perform or direct audits of these entities within the supply chain. Instead, the Company relies on third-party audits of smelters/refiners (industry recognized audit/assessment programs). As an example, RMAP uses independent private-sector auditors, and audits the source, including the mines of origin, and the chain of custody of the conflict minerals used by smelters/refiners that agree to participate in the program.

5) Report Annually on Supply Chain Due Diligence

Arhaus has published the Form SD for the year ended December 31, 2024. This report is available on the Investor Relations section of the Company’s website at ir.arhaus.com. Information found on or accessed through the Company website is not considered part of this report and is not incorporated by reference herein. Arhaus has also publicly filed a Form SD and this report with the U.S. Securities and Exchange Commission (“SEC”).

Due Diligence Results
Supply Chain Outreach Results
Supply chain outreach is required to identify the upstream sources of origin of tin, tantalum, tungsten, and gold. Following the industry standard process, CMRTs are sent to and requested from Tier 1 suppliers, who are expected to follow this process until the smelter and refiner sources are identified. The following is the result of the outreach conducted by Arhaus for the 2024 reporting year.

Supply Chain Outreach Metrics

Number of in-scope suppliers	Response rate
310	81.94%

Upstream Data Transparency
Appendix A includes all smelters/refiners that suppliers listed in completed CMRTs that met the recognized definition of a 3TGs processing facility and were operational during the 2024 calendar year. As is a common practice when requests are sent upstream in the supply chain, those who purchase materials from smelters may not be able to discern exactly which company’s product lines the materials may end up in. As a result, those providing the smelters/refiners have the practice to list all smelters/refiners they may purchase from within the reporting period. Therefore, the smelters/refiners (as sources) listed in Appendix A are likely to be more comprehensive than the list of smelters/refiners which actually processed the 3TGs contained in the Company’s products.

Although the potential for over-reporting is understood, Arhaus has taken measures to validate all smelter/refiner data against validated audit programs and databases intended to verify the material types and mine sources of origin. From the gathered responses, 24 smelters that potentially posed a risk due to the presence of some red flag indicators were identified.

Suppliers that identified these specific smelters of concern on their CMRT were contacted in accordance with the OECD Guidance, as stipulated in the previous sections.

Status	Number of identified smelters/refiners
RMAP Conformant	24
RMAP Active	0
Not Enrolled	0
Non-Conformant	0

Country of Origin
Appendix B includes an aggregated list of countries of origin from which the reported facilities collectively source 3TGs, based on reasonable identification of country of origin data obtained via Assent’s supply chain database. As mentioned in the above section, it is understood that overreporting might occur which could result in Appendix B having more countries than those strictly relevant to the Company’s products.

Steps to Be Taken to Mitigate Risk

For RY 2025 Arhaus intends to take, or is evaluating, the following steps to improve the due diligence conducted to further mitigate any risk that the necessary 3TGs in the Company’s products could originate from Conflict-Affected and High-Risk Areas:

•Continue to evaluate upstream sources through a broader set of tools to evaluate risk. These include, but are not limited to:
◦Using a comprehensive smelter and refiner library with detailed status and notes for each entity.
◦Scanning for verifiable media sources on each smelter and refiner to flag risk issues.
◦Comparing the list of smelters/refiners against government watch and denied parties lists.
•Engage with suppliers more closely, and provide more information and training resources regarding responsible sourcing of 3TGs.
•Encourage suppliers to have due diligence procedures in place for their supply chains to improve the content of the responses from such suppliers.
•Continue to include a conflict minerals flow-down clause in new or renewed supplier contracts, as well as included in the terms and conditions of each purchase order issued.
•Following the OECD Guidance process, increase the emphasis on clean and validated smelter and refiner information from the supply chain through feedback and detailed smelter analysis.

Forward-Looking Statements
Certain statements contained herein, including statements under the heading “Steps to Be Taken to Mitigate Risks”, are not based on historical fact and are “forward-looking statements” within the meaning of applicable securities laws.

Forward-looking statements can generally be identified by the use of forward-looking terminology, including, but not limited to, “may,” “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “intend,” “forecast,” or variations of these terms and similar expressions, or the negative of these terms or similar expressions. Past performance is not a guarantee of future results or returns and no representation or warranty is made regarding future performance. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond our control that could cause our actual results, performance or achievements to be materially different from the expected results, performance or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: our ability to manage and maintain the growth rate of our business; our ability to obtain quality merchandise in sufficient quantities; disruption in our receiving and distribution system, including delays in the integration of our distribution centers and the possibility that we may not realize the anticipated benefits of multiple distribution centers; effects of new or proposed tariffs and changes to international trade policies and agreements; the possibility of cyberattacks and our ability to maintain adequate cybersecurity systems and procedures; loss, corruption and misappropriation of data and information relating to clients and employees; changes in and compliance with applicable data privacy rules and regulations; risks as a result of constraints in our supply chain; a failure of our vendors to meet our quality standards; declines in general economic conditions that affect consumer confidence and consumer spending that could adversely affect our revenue; our ability to anticipate changes in consumer preferences; risks related to maintaining and increasing Showroom traffic and sales; our ability to compete in our market; our ability to adequately protect our intellectual property; compliance with applicable governmental regulations; effectively managing our eCommerce sales channel and digital marketing efforts; our reliance on third-party transportation carriers and risks associated with freight and transportation costs; and compliance with

SEC rules and regulations as a public reporting company. These factors should not be construed as exhaustive. Further information on potential factors that could affect the financial results of the Company and its forward-looking statements is included in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statement, except as may be required by law. These forward-looking statements speak only as of the date of this release. All forward-looking statements are qualified in their entirety by this cautionary statement.

Appendix A: Smelter List

Metal	Smelter Name	Smelter Facility Location	Smelter ID	RMAP Audit Status
Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	China	CID001622	Conformant
Gold	Metalor Technologies S.A.	Switzerland	CID001153	Conformant
Gold	United Precious Metal Refining, Inc.	United States Of America	CID001993	Conformant
Tin	China Tin Group Co., Ltd.	China	CID001070	Conformant
Tin	Tin Smelting Branch of Yunnan Tin Co., Ltd.	China	CID002180	Conformant
Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	China	CID003116	Conformant
Tin	Yunnan Yunfan Non-ferrous Metals Co., Ltd.	China	CID003397	Conformant
Tin	Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	China	CID000228	Conformant
Tin	PT Timah Tbk Kundur	Indonesia	CID001477	Conformant
Tin	PT Timah Tbk Mentok	Indonesia	CID001482	Conformant
Tin	Thaisarco	Thailand	CID001898	Conformant
Tin	Fenix Metals	Poland	CID000468	Conformant
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	China	CID000538	Conformant
Tin	Malaysia Smelting Corporation (MSC)	Malaysia	CID001105	Conformant
Tin	Metallic Resources, Inc.	United States Of America	CID001142	Conformant
Tin	Mineracao Taboca S.A.	Brazil	CID001173	Conformant
Tin	Minsur	Peru	CID001182	Conformant
Tin	Mitsubishi Materials Corporation	Japan	CID001191	Conformant
Tin	PT Mitra Stania Prima	Indonesia	CID001453	Conformant
Tin	PT ATD Makmur Mandiri Jaya	Indonesia	CID002503	Conformant
Tin	Chifeng Dajingzi Tin Industry Co., Ltd.	China	CID003190	Conformant
Tin	CRM Synergies	Spain	CID003524	Conformant
Tin	Mining Minerals Resources SARL	Congo, Democratic Republic Of The	CID004065	Conformant
Tungsten	Ganzhou Jiangwu Ferrotungsten Co., Ltd.	China	CID002315	Conformant

Appendix B: Countries of Origin

Includes: list of countries that declared smelters are known to source from.

Andorra	Guinea	Philippines
Angola	Guyana	Poland
Argentina	Hong Kong	Portugal
Australia	Hungary	Russian Federation
Austria	India	Rwanda
Belgium	Indonesia	Sierra Leone
Benin	Ireland	Singapore
Bolivia (Plurinational State of)	Israel	Slovakia
Brazil	Japan	South Africa
Burundi	Kazakhstan	Spain
Cambodia	Luxembourg	Sudan
Canada	Madagascar	Suriname
Chile	Malaysia	Sweden
China	Mexico	Switzerland
Colombia	Mongolia	Taiwan
Democratic Republic of Congo	Morocco	Tanzania
Ecuador	Myanmar	Thailand
Egypt	Namibia	Uganda
Ethiopia	Netherlands	United Kingdom
France	Niger	United States of America
Germany	Nigeria	VietNam
Ghana	Peru	Zambia